Exhibit 4.3

ACRIVON THERAPEUTICS, INC.

AMENDED AND RESTATED 2023 INDUCEMENT PLAN

1.	PURPOSE OF PLAN

The purpose of this Acrivon Therapeutics, Inc. Amended and Restated 2023 Inducement Plan (this “Plan”) of Acrivon Therapeutics, Inc., a Delaware corporation (the “Company”), is to advance the interests of the Company by providing a material inducement for the best available individuals to join the Company and its Subsidiaries as employees by affording such individuals an opportunity to acquire a proprietary interest in the Company.

2.	ELIGIBILITY

The Plan will be reserved solely for awards to persons whom the Company may issue shares of common stock, par value $0.001 per share, of the Company (“Common Stock”) without stockholder approval pursuant to Rule 5635(c)(4) of the NASDAQ Listing Rules, or any successor rule relating to inducement awards (the “Inducement Rules”).

3.	SHARE LIMITS; GRANT OF AWARDS

The maximum number of shares of Common Stock that may be delivered pursuant to awards granted to Eligible Persons under this Plan is 950,000 shares (the “Share Limit”), such limit subject to adjustment as contemplated by Section 6(a) of the 2022 Plan.

4.	EFFECTIVE DATE

This Plan originally became effective as of June 15, 2023, the date of its approval by the Board (the “Effective Date”) and was amended by the Board to increase the available shares in April 2025. The Board may suspend or terminate the Plan at any time. After the termination of this Plan by the Board, no additional awards may be granted under this Plan, but previously granted awards (and the authority of the Committee with respect thereto, including the authority to amend such awards to the extent permitted by the Inducement Rules) shall remain outstanding in accordance with their applicable terms and conditions and the terms and conditions of this Plan.

5.	OTHER TERMS

Except as expressly set forth herein, the terms of the Plan shall be identical to the terms of the 2022 Plan, and such terms are incorporated by reference into this Plan (with such non-substantive changes as are necessary to reflect their usage in this Plan instead of the 2022 Plan); provided, however, that no Incentive Stock Options shall be awarded under this Plan. In the event of any conflict between the provisions in this Plan and those of the 2022 Plan, the provisions of this Plan shall govern.

6.	DEFINED TERMS

6.1. “2022 Plan” means the Acrivon Therapeutics, Inc. 2022 Equity Incentive Plan, as may be amended from time to time.

6.2. “Eligible Person” means persons expected to become officers and other employees of the Company and its Subsidiaries as the Committee in its sole discretion may select from time to time and who is eligible to receive an award under this Plan pursuant to the Inducement Rules.

6.3 Defined terms not defined herein shall have the meaning set forth in the 2022 Plan.